# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ainos, Inc., CIK 0001014763
CUSIP: 00902F303
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 8880 RIO SAN DIEGO DRIVE, SUITE 800, SAN DIEGO, California (CA), 92108
Date of event which requires filing of this statement: 04/08/2025
Amends the filing with accession number 0001654954-21-004737
Filed by CIK 0001859309
Persons authorized to receive notices and communications: Chun-Hsien Tsai, 14F., No. 61, Sec. 4, New Taipei Bouleva, Xinzhuang District, New Taipei City 242, Taiwan (F5), F5, 886-37-581999

## Reporting persons
- Ainos Inc. (CIK 0001859309): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 16,553,433; shared voting power 0; sole dispositive power 2,456,319; shared dispositive power 14,097,114; aggregate amount beneficially owned 2,456,319 (10.68% of the class)
  Comment: The number of securities in Row 7 includes (i) 2,456,319 shares of common stock, $0.01 par value, of Ainos, Inc., a Texas corporation (the "Issuer"), owned directly by Ainos Inc., a Cayman Islands company ("Ainos KY"), (ii) 4,715,594 shares pursuant to a Voting Agreement dated January 26, 2024 (the "2024 Voting Agreement"), by and among the Reporting Person, and Chun-Hsien Tsai, Ting Chuan Lee, Chun-Jung Tsai, and Chung-Yi Tsai (the "Tsai Group"); (iii) 456,356 shares of common stock pursuant to a Voting Agreement dated March 7, 2024 (the "2024 Voting Agreement II") with Chih-Heng Lu; (iv) 3,148,788 shares pursuant to a Voting Agreement dated May 3, 2024 between Ainos KY and ASE Test, Inc. ("ASE Test" and the "ASE Voting Agreement") (with the 3,148,788 ASE Test shares consisting of the following (a) 29,411 shares owned by ASE Test, (b) 499,377 shares issuable to ASE Test upon conversion of outstanding convertible notes of the Issuer (c) 2,120,000 shares issuable to ASE Test upon conversion of a convertible note of the Issuer issuable within 60 days), and (d) 500,000 shares issuable to ASE Test upon exercise of warrants to purchase 500,000 shares of the Issuer with ASE Test, (v) 5,500,000 shares pursuant to a Voting Agreement dated August 15, 2024 between Ainos KY and Taiwan Carbon Nano Technology Corporation, and (vi) 276,376 shares pursuant to a Voting Agreement dated March 10, 2025 between Ainos KY and Hsin-Liang Lee (the "2025 Voting Agreement").
  
  The numbers in Rows 9, 11 and 13 represents beneficial ownership of 2,456,319 shares of common stock of the Issuer, consisting of 2,456,319 shares owned directly by Ainos KY and excludes (i) 4,715,594 shares pursuant to the 2024 Voting Agreement; (ii) 456,356 shares of common stock pursuant to the 2024 Voting Agreement II; (iii) 3,148,788 shares pursuant to the ASE Voting Agreement, (iv) 5,500,000 shares pursuant to a Voting Agreement dated August 15, 2024 between Ainos KY and Taiwan Carbon Nano Technology Corporation, and (v) 276,376 shares pursuant to the 2025 Voting Agreement.
  
  The percentage in Row 13 is based on the sum of (i) 15,433,257 shares of Common Stock outstanding as of March 7, 2025 as set forth in the Annual Report on Form 10-K of the Issuer filed with the SEC on March 7, 2025, (ii) 1,752,500 shares of common stock granted and vested on March 10, 2025 as special stock awards, which were approved by the shareholders of Ainos, Inc. on September 27, 2024, (iii) 3,119,377 total shares issuable to ASE Test upon conversion of outstanding convertible note and exercisable warrant of the Issuer, and (iv) 2,700,000 shares of common stock granted and vested on April 8, 2025 under the Ainos, Inc. 2023 Stock Incentive Plan.
  
  This Amendment No. 11 to Schedule 13D ("Amendment No. 11") amends and supplements the Schedule 13D dated April 28, 2021 (the "Original Statement"), as amended and restated by Amendment No. 1 dated December 13, 2023, as amended by Amendment No. 2 dated March 8, 2022, Amendment No. 3 dated September 2, 2022, Amendment No. 4 dated August 15, 2023, Amendment No. 5 dated January 29, 2024, Amendment No. 6 dated March 11, 2024, Amendment No. 7 dated May 6, 2024, Amendment No.8 dated August 20, 2024, Amendment No.9 dated November 26, 2024, and Amendment No.10 dated March 12, 2025 (the Original Statement, as so amended shall be known as the "Statement"), with respect to the Common Stock of the Issuer. Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.
  
  Except as set forth below, there are no changes to the information set forth in the Statement.
  
  Items 2, 3, 4, 5 and 6 of the Statement are hereby amended as follows:

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Ainos, Inc.
Address of issuer's principal executive offices: 8880 RIO SAN DIEGO DRIVE, SUITE 800, SAN DIEGO, California (CA), 92108

## Item 2. Identity and Background
Name of person filing: (a-b) This Schedule is being filed by Ainos Inc., a Cayman Islands corporation ("Ainos KY"). The principal business and office address of Ainos KY is P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands.
Residence or business address: Ainos KY is controlled by Taiwan Carbon Nano Technology Corporation, a Taiwanese corporation ("TCNT" and together with the Issuer, the "Parties"). The principal business and office address of TCNT is 10F-2, No. 66, Shengyi 5th Rd., Zhubei City, Hsinchu County 30261, Taiwan (R.O.C.).
Present principal occupation or employment:
The principal business of Ainos KY is a holding company of the Issuer's securities. The principal business of TCNT is the development of advanced materials for industrial and medical device applications.

See Schedules A and B for information about the directors and executive officers of the Parties.
Criminal convictions in the last five years: During the last five years, the reporting person and respective executive officers and directors, as applicable, have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Since the filing of Amendment No. 10, on April 8, 2025, the compensation committee of the issuer's board of directors granted 900,000, 900,000, and 900,000 restricted stock units ("RSUs") to Chun-Hsien Tsai, Ting Chuan Lee, and Chun-Jung Tsai, respectively, pursuant to the Ainos, Inc. 2023 Stock Incentive Plan, which fully vested on the same day.

Under the 2024 Voting Agreement, Ainos KY has the sole discretion to determine the vote of all the parties' voting stock of the Issuer.

The information requested by this Item 3 is incorporated herein by reference to Item 5 hereof.

## Item 4. Purpose of Transaction
Purpose of transaction:
Ainos KY acquired the Common stock in the Issuer for investment purposes.

Except as disclosed herein, each of the Parties has no plans which relate to or would result in an event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, each of the Parties may, from time to time, engage in discussions, whether initiated by the Parties or another party, concerning proposals for transactions or other arrangements that may relate to or, if consummated, result in an event described in Item 4 of Schedule 13D. Each of the Parties may review and evaluate their respective investments in the Issuer at any time, whether in light of the discussions described in the immediately preceding sentence or otherwise, which may give rise to plans or proposals that, if consummated, would result in one or more of the events described in Item 4 of Schedule 13D. Any such discussion or actions may consider various factors, including, without limitation, the Issuer's business prospects and other developments concerning the Issuer, alternative investment opportunities, general economic conditions, financial and stock market conditions and any other facts and circumstances that may become known to the Parties regarding or related to the matters described in this Statement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5 of the Statement are hereby amended and restated as follows:

(a) - (b) The information requested by these paragraphs are incorporated herein by reference to the cover pages to this Amendment No. 11.
Transactions in the class effected during the past sixty days:
Since the most recent filing of Amendment No. 10 to Schedule 13D on March 12, 2025, the following transactions have occurred:

(1) The Tsai Group acquired 2,700,000 shares of common stock on April 8, 2025, upon the grant and vesting such shares in connection with the vesting of the RSUs granted to Chun-Hsien Tsai, Ting Chuan Lee, and Chun-Jung Tsai under the 2023 Stock Incentive Plan, with the Issuer's stock price on the vesting date being $0.4807 per share.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Parties to have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Shares (other than their respective records owner).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Ainos KY or the Parties and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Ainos Inc.: /s/ Chun-Hsien Tsai, Chun-Hsien Tsai/Director and CEO (04/09/2025)